Exxon Mobil Corporation

5959 Las Colinas Boulevard

Irving, TX 75039-2298

972 444 1478 Telephone

972 444 1488 Facsimile

ExxonMobil

FOIA Confidential Treatment Request;

Confidential Treatment Requested by Exxon Mobil Corporation

January 14, 2011

Ms. Cecilia D. Blye, Chief

Securities and Exchange Commission

Division of Corporation Finance

Office of Global Security Risk

100 F Street, N.E.

Washington, DC 20549

RE:

Exxon Mobil Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 26, 2010

File No. 1-02256

Dear Ms. Blye,

On behalf of Exxon Mobil Corporation, please find enclosed our responses to the questions set forth in your letter of December 1, 2010, with regard to the above filing.  We appreciate your agreement to extend the time for the submission of this response to January 18, 2011.  Our responses are numbered to correspond to the numbered comments in your letter.

In summary, we have no facilities in Syria, Cuba, Sudan, or Iran and have had only limited contacts with those countries.  When viewed in the context of our global business, we are confident these contacts are neither objectively nor subjectively material; do not pose a material risk for our shareholders; and do not rise to a level that warrants specific discussion in our Form 10-K or other reports.  All such contacts are permitted under U.S. law.

Please be advised that this letter contains commercial and financial information about ExxonMobil and its business that is privileged and confidential and which is, therefore, exempt from the public access provisions of the Freedom of Information Act (5 U.S.C. §552).  Such information, if disclosed, could adversely affect the financial and competitive position of ExxonMobil and the normal conduct of its business operations.

Confidential Treatment Requested by Exxon Mobil Corporation

Accordingly, in accordance with the Commission's Rule 83 (17 CFR 200.83), ExxonMobil requests that this letter be withheld in the event of a demand for its disclosure.  ExxonMobil understands that in the event of such a demand your Office will give us prompt notice and opportunity to be heard prior to taking any action to disclose.

We acknowledge that:

●

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

●

staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

My contact address is 5959 Las Colinas Blvd., Irving, Texas, 75039, and my telephone number is (972) 444-1478.  Please contact me at this address or number if you have any additional questions or to clarify any of our responses.  Please also give me notice at this address or number in the event your Office receives a demand for disclosure of this letter.

Sincerely,

By:

/s/ James E. Parsons

--------------------------------------

Name: James E. Parsons

Title: Corporate Securities & Finance Coordinator

Cc:

Roger Schwall

Assistant Director

Division of Corporation Finance

Pradip Bhaumik

Special Counsel

Office of Global Security Risk

Division of Corporation Finance

JEP:clh

Attachments

Confidential Treatment Requested by Exxon Mobil Corporation

Exxon Mobil Corporation Response to

SEC Comments dated December 1, 2010

Relating to the Corporation's

December 31, 2009 Form 10-K

1.

We note the disclosure on page 29 and elsewhere that you have operations in Latin America, Africa, and the Middle East, regions that are generally understood to include Cuba, Sudan, Syria, and Iran.  We note from the website of your joint venture, Infineum, that it serves Sudan through its sales office in France.  In addition, we are aware of a November 2008 news report that your minority-owned subsidiary, Qatargas, had reached a deal to set up a joint venture with parties including the National Iranian Oil Company, to extract natural gas from Iran's South Pars gas field and liquefy it at Qatar's Ras Laffan.  We also are aware of publicly-available information that Azerbaijan's Azeri-Chirag-Guneshli oil and natural gas field, in which you own a minority interest, exports crude oil to Iran.  As you know, Cuba, Sudan, Syria, and Iran are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  We note that your Form 10-K does not include disclosure regarding contacts with the referenced countries.

Please describe to us the nature and extent of your contacts with Cuba, Sudan, Syria, and/or Iran since your letters to us dated February 7, 2006 and July 14, 2006, and any anticipated contact with those countries, whether through subsidiaries, joint ventures, distributors, resellers, or other direct or indirect arrangements.  Your response should describe any goods, services, technology, or information that you have provided into Cuba, Sudan, Syria, and Iran, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

We have reviewed each of our three business segments -- Upstream, Downstream, and Chemical -- to identify any business contacts with Cuba, Sudan, Syria, or Iran (collectively, the "Restricted States") subsequent to our response letters to the staff dated February 7, 2006, and July 14, 2006 (collectively, the "Prior Response").  We continue to have no facilities in any of the Restricted States, and have identified only limited contacts with those countries as described in more detail below on a segment-by-segment basis.  The nature and extent of these limited contacts are not materially different from the contacts described in our Prior Response.  All such dealings are in full compliance with the laws and regulations implementing the U.S. economic sanctions and export controls against the Restricted States.

For easier readability, we use the terms "ExxonMobil", "we", and "our" in this response to mean Exxon Mobil Corporation, Exxon Mobil Corporation and its affiliates on a consolidated basis, or to mean a specific direct or indirect subsidiary, joint venture, or other affiliate as the context may require.

Confidential Treatment Requested by Exxon Mobil Corporation

Upstream

The Upstream segment of our business includes exploration, development, and production of oil and gas.

[*]

With respect to the two Upstream projects specifically cited in your December 1 letter, we have the following responses:

To the best of our knowledge, news reports regarding a Qatargas agreement with parties that include the National Iranian Oil Company to extract natural gas from Iran's South Pars field and to liquefy it at the Ras Laffan facility in Qatar are false.  We are not aware of any such agreement, or of any actual or anticipated negotiations with respect to such an agreement.

An ExxonMobil affiliate holds an 8% interest in the Azeri-Chirag-Guneshli ("ACG") project, which is operated by affiliates of BP plc in Azerbaijan.  Each project participant, as well as the Azeri State, transports, markets, and sells its own production share/entitlement from the ACG field.  ExxonMobil's production share is transported by rail to one of two ports on the Black Sea in Georgia (Batumi and Supsa), then by ship for sale into European and Central Asian markets.  None of ExxonMobil's share of ACG production is exported to Iran.

[*]

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CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION

Confidential Treatment Requested by Exxon Mobil Corporation

Downstream

The Downstream segment of our business includes refining, supply, and marketing of fuels and lubricants.

[*]

Other than the matters described above, we have identified no direct or indirect contacts with any Restricted State involving the Downstream segment of our business.

Chemical

The Chemical segment of our business includes the manufacture and sale of petrochemicals.  With respect to the Chemical matter specifically mentioned in your December 1 letter:

As disclosed in the Prior Response, European affiliates of ExxonMobil and Shell each hold a 50% interest in Infineum Holdings B.V., a chemicals joint venture organized in the Netherlands.  Any transactions by Infineum with a Restricted State would be conducted under Infineum policies and procedures designed to assure compliance with U.S. legal requirements.

Notwithstanding the reference to Sudan on Infineum’s website, we are advised by Infineum management that no sales to Sudan have been made since our Prior Response.  In addition, the reference to Sudan has been removed from the website.

[*]

General

ExxonMobil has minority, non-operating interests in a number of joint ventures around the world.  We have disclosed all contacts between such ventures and any Restricted State of which we have actual knowledge.  However, we have no legal right to compel the production of such information.

[*]

CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION

Confidential Treatment Requested by Exxon Mobil Corporation

2.

Please discuss the materiality of your business activities in, and other contacts with, Cuba, Sudan, Syria, and/or Iran described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.  As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, Syria, or Iran.

Nothing has changed since our Prior Response which would cause us to change our conclusion that our limited contacts with the Restricted States do not constitute a material investment risk for our security holders from either an objective or subjective standpoint.  The analysis in the Prior Response remains applicable (if anything, our contacts with Restricted States have declined since the Prior Response).  Our contacts with Restricted States are few in number and the dollar amounts involved in such dealings are de minimis in the context of ExxonMobil's consolidated global business.  All contacts are in compliance with U.S. legal requirements.

[*]

In addition to being objectively immaterial, we also believe these contacts are so limited and remote as to also be subjectively immaterial and to pose no material risk to ExxonMobil's share value or reputation.

We are aware that certain state and municipal governments, universities, and other investors have investment guidelines restricting investments in companies with business ties to Restricted States.  We are not aware that any such guidelines have had any effect on ExxonMobil stock.

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CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION